UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5)*
Under the Securities Exchange Act of 1934

Carmike Cinemas, Inc.
(Name of Issuer) Common Stock, par value $0.03 per share
(Title of Class of Securities) 143436400
(CUSIP Number) Beth R. Kramer Chadbourne & Parke LLP 1301 Avenue of the Americas New York, New York 10019-6022 1 (212) 408-5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 30, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 22 Pages.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Brothers, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,331,250

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,331,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,331,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%*

14	TYPE OF REPORTING PERSON
HC

* Based upon 24,552,476 shares of common stock outstanding as of April 22, 2016 as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 2, 2016.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Master Control LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,331,250

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,331,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,331,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%*

14	TYPE OF REPORTING PERSON
HC

* Based upon 24,552,476 shares of common stock outstanding as of April 22, 2016 as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 2, 2016.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mittleman Investment Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,331,250

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,331,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,331,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%*

14	TYPE OF REPORTING PERSON
IA

* Based upon 24,552,476 shares of common stock outstanding as of April 22, 2016 as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 2, 2016.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Christopher P. Mittleman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,331,250

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,331,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,331,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%*

14	TYPE OF REPORTING PERSON
IN, HC

* Based upon 24,552,476 shares of common stock outstanding as of April 22, 2016 as disclosed in the Quarterly Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on May 2, 2016.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 6 of 9 Pages

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the statement on Schedule 13D (the "Original Schedule 13D"), filed on March 8, 2016, as amended by Amendment No. 1 filed on March 21, 2016, as amended by Amendment No. 2 filed on April 15, 2016, as amended by Amendment No. 3 filed on May 3, 2016, as amended by Amendment No. 4 filed on June 13, 2016, by Mittleman Brothers, LLC ("Mittleman Brothers"), relating to shares of Common Stock of Carmike Cinemas, Inc. ("Carmike" or the "Issuer").

Except as expressly amended by this Amendment No. 5, the Original Schedule 13D, as amended, is unchanged.

Item 3.      Source and Amount of Funds or Other Consideration.
To acquire the Common Stock, the Reporting Persons used funds of $58,407,763.27 managed by MIM in managed investment advisory accounts.
Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

Number of shares as to which each Reporting Person has:
(i) sole power to vote or to direct the vote:
     See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or to direct the vote:
     See Item 8 on the cover page(s) hereto.

(iii)               sole power to dispose or to direct the disposition of:
     See Item 9 on the cover page(s) hereto.

(iv)              shared power to dispose or to direct the disposition of:

     See Item 10 on the cover page(s) hereto.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Persons and, to the Reporting Persons' knowledge, the Listed Persons are described below. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

SCHEDULE 13D/A
CUSIP No. 143436400	Page 7 of 9 Pages

Transaction	Effecting	Shares	Shares	Price	Description
Date	Person(s)	Acquired	Disposed	Per Share	of Transaction
5/2/2016	Mittleman Investment Management LLC	100,000	-	29.97	open market
5/11/2016	Mittleman Investment Management LLC	250	-	29.92	open market
5/13/2016	Mittleman Investment Management LLC	300	-	29.96	open market
5/18/2016	Mittleman Investment Management LLC	-	1,500	29.77	open market
5/19/2016	Mittleman Investment Management LLC	-	100	29.67	open market
5/25/2016	Mittleman Investment Management LLC	-	200	29.93	open market
5/26/2016	Mittleman Investment Management LLC	-	900	29.83	open market
5/27/2016	Mittleman Investment Management LLC	-	265	29.86	open market
6/1/2016	Mittleman Investment Management LLC	440	-	29.92	open market
6/2/2016	Mittleman Investment Management LLC	-	185	29.84	open market
6/6/2016	Mittleman Investment Management LLC	-	400	29.90	open market
6/7/2016	Mittleman Investment Management LLC	-	965	29.92	open market
6/8/2016	Mittleman Investment Management LLC	-	1,350	29.89	open market
6/16/2016	Mittleman Investment Management LLC	210	-	29.95	open market
6/27/2016	Mittleman Investment Management LLC	-	175	30.20	open market

SCHEDULE 13D/A
CUSIP No. 143436400	Page 8 of 9 Pages

(1) Includes brokerage commissions in per share prices with respect to open market purchases.

(d)	Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.
(e)	Not applicable.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D/A with respect to any person enumerated in Instruction C of Schedule 13D/A and required to be included in this statement is included in the Exhibit hereto or otherwise herein.  The information contained in the Exhibit hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 7.	Material to be Filed as Exhibits.
Exhibit A.	Statement from Mittleman Brothers, LLC regarding Carmike Cinemas, Inc..

SCHEDULE 13D/A
CUSIP No. 143436400	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Dated: June 30, 2016
MITTLEMAN BROTHERS, LLC By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Member
MASTER CONTROL LLC By: /s/ Philip C. Mittleman Name: Philip C. Mittleman Title: Managing Partner
MITTLEMAN INVESTMENT MANAGEMENT, LLC By: /s/ Jessica Clingo Name: Jessica Clingo Title: Interim Chief Compliance Officer
CHRISTOPHER P. MITTLEMAN By: /s/ Christopher P. Mittleman Name: Christopher P. Mittleman Title: Managing Partner and Chief Investment Officer

Exhibit A

Mittleman Brothers, LLC Sees Carmike Cinemas' Delay of Special Meeting as Implicit Confirmation of Overwhelming Opposition
to AMC Entertainment's Buyout Offer of $30 per share; Amendment to By-Laws Circumventive and Disconcerting

June 30, 2016

NEW YORK--(PR Newswire)— Mittleman Brothers, LLC, one of the largest shareholders of Carmike Cinemas Inc. (NASDAQ: CKEC), which currently controls approximately 2.33 million CKEC shares, 9.6% of the total shares outstanding, expressed its disappointment with the decision to delay the Special Meeting of shareholders (the "Meeting") which had been scheduled for today, June 30th, 2016.

Presumably, given this decision to delay the vote, Carmike's Board has been unable to gather enough votes to adjourn the Meeting via ballots, a far less onerous voting threshold to achieve than required for approval of the merger itself.  We believe this action is implicit confirmation that Carmike's shareholders overwhelmingly oppose AMC Entertainment's ("AMC") $30 per share cash take-over offer.

Carmike's shareholders have had more than enough time to consider AMC's offer, with 88 days having passed since the deal was first announced on March 3, 2016.  Carmike's Board took only 57 days to negotiate and approve this low-ball offer from the first phone call from AMC's new CEO to Carmike's CEO on January 7, 2016, to the signing and announcement date on March 3rd. But now, clearly lacking votes to approve and cement this blatant undervaluation of Carmike's shares, AMC and Carmike's Board are choosing to draw out the process rather than allowing the vote to occur on schedule and properly heeding the will of the company's shareholders to terminate this fatally flawed transaction.  Furthermore, that Carmike's Board, beyond their obligations in the merger agreement, yesterday amended their By-Laws to potentially permit further delays is unconscionable.

Carmike's shareholders clearly recognize that selling the best performing major movie theater chain in North America over the past seven years, for less than 8x EBITDA, makes no sense whatsoever as its lesser-performing peers trade in excess of 8x EBITDA in the open market today, with no control premium.

Despite AMC's laughable assertions to the contrary, even a $40 per share valuation of CKEC, in any combination of cash and/or AMC stock, would still be immensely accretive to AMC's intrinsic value per share, and for AMC to imply otherwise, is a misleading statement.  At $40 per share, even if Screenvision is valued at $0, AMC would be paying an enterprise value of 7.9x CKEC's synergy-adjusted EBITDA of $170M (2015's adj. EBITDA of $135M + $35M in projected cost synergies), that is less than the cost of AMC buying back their own stock in the open market today, and does not include the massive windfall benefit AMC would receive in additional founders' shares of National CineMedia, Inc. (NASDAQ: "NCMI") estimated to be worth about $260M, which pays hearty dividends to offset much of the likely associated make-whole payments.  So let us repeat this easily discernible truth:  even at $40 per share, the acquisition of CKEC by AMC would be immensely accretive to AMC's intrinsic value per share.

Mittleman Brothers again encourages all Carmike Cinemas' shareholders to review our most recently filed presentation highlighting the gross deficiencies in both process and price reflected in Carmike's proposed sale to AMC.  As we point out in the presentation http://www.mittlemanbrothers.com/ckecamc-opposition ,  CKEC has out-performed its peer group over the past seven years under current management, in sales, EBITDA, attendance, and concessions growth, and yet merely valuing CKEC at the mean EV/EBITDA trading multiple of the peer group yields a stock price in excess of $40, without even considering a control premium, or the immense synergy value that AMC would solely retain in this unusually rare consolidation opportunity pairing the second and fourth largest movie theaters chains in the U.S.

Mittleman Brothers again urges all Carmike Cinemas shareholders to vote "AGAINST" this terribly unfair merger proposal before Carmike's postponed Special Meeting on July 15th.

This press release is provided for informational purposes only.  Mittleman Brothers, LLC does not undertake any duty to update the information set forth herein.  Mittleman Brothers is not soliciting proxies relating to the CKEC shareholder meeting and does not have the authority to vote your proxy. Mittleman Brothers urges CKEC shareholders to vote against the proposed transaction.

The information included in this press release is based on information reasonably available to Mittleman Brothers, LLC as of the date hereof. Furthermore, the information included in this press release has been obtained from sources that Mittleman Brothers, LLC believes to be reliable. However, these sources cannot be guaranteed as to their accuracy or completeness. No representation, warranty or undertaking, express or implied, is given as to the accuracy or completeness of the information contained herein, by Mittleman Brothers, LLC, its members or employees, and no liability is accepted by such persons for the accuracy or completeness of any such information.
This press release contains certain "forward-looking statements," which may be identified by the use of such words as "believe," "expect," "anticipate," "should," "planned," "estimated," "potential," "outlook," "forecast," "plan" and other similar terms. Examples of forward-looking statements include, without limitation, estimates with  respect to financial condition, results of operations, and success or lack of success. All are subject to various factors, including, without limitation, general and local economic conditions, changing levels of competition within certain industries and markets, changes in interest rates, changes in legislation or regulation, and other economic, competitive, governmental, regulatory and technological factors, any or all of which could cause actual results to differ materially from projected results. The information set forth in this press release does not constitute legal, tax, investment or other advice, or a recommendation to purchase or sell any particular security.

About Mittleman Brothers, LLC:
Mittleman Brothers, LLC, through its wholly-owned subsidiary, Mittleman Investment Management, LLC, is an SEC-registered investment adviser that provides discretionary portfolio management for high net worth individuals and institutions.  For more information on the firm and its services, please visit our website at www.mittlemanbrothers.com or contact Evan Newman at 516.686.6200.